
                                  Exhibit 12.1
                 Statement of Ratio of Earnings to Fixed Charges
                          (in thousands, except ratios)

                                                     Years Ended December 31,
                                                     ------------------------
                                             1997      1998       1999      2000      2001
                                             ----      ----       ----      ----      ----
Income (loss) from continuing
  operations before provision
  for income taxes and
  cumulative effect of change
  in accounting principal and
  extraordinary item ..................      (508)     5,098    (2,309)   (13,319)    (8,989)

Add: Interest expense .................     1,910      1,972     2,753      4,321      4,375
     Implied interest on lease
     expense from continuing operations     1,323      1,805     2,853      3,459      3,546
                                          -------    -------   -------    -------    -------
            Fixed charges .............     3,233      3,777     5,606      7,780      7,921
Earnings available for
  fixed charges .......................     2,725      8,875     3,297     (5,539)    (1,068)
                                          -------    -------   -------    -------    -------

Divided by: Fixed charges .............     3,233      3,777     5,606      7,780      7,921
                                          -------    -------   -------    -------    -------
Ratio of earnings to fixed
   charges(1) .........................       N/A       2.35       N/A        N/A        N/A
                                          -------    -------   -------    -------    -------

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(1)   For the years ended December 31, 1997, 1999 and 2000 and 2001, Kroll's pre-tax earnings from continuing operations were insufficient to cover fixed charges by $0.5 million, $2.3 million, $13.3 million and $9.0 million, respectively.